

Mail Stop 4631

January 14, 2016

<u>Via E-Mail</u>
Ms. Stacie Schuler
Chief Financial Officer
Granite Falls Energy, LLC
15045 Highway 23 SE
Granite Falls, MN 56241-0216

     Re: Granite Falls Energy, LLC
             Preliminary Proxy Statement on Schedule 14A
             Filed December 18, 2015
             File No. 000-51277

Dear Ms. Schuler:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Jay Ingram

                                Jay Ingram
                                Legal Branch Chief
                                Office of Manufacturing and
                                Construction

cc: Amy R. Piepmeier, Esq.
       Davis, Brown, Koehn, Shors & Roberts, P.C.